Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Resin Systems Inc.

We consent to the inclusion in this annual report on Form 40-F of:

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our Auditors' Report dated March 12, 2008 on the consolidated balance sheets of Resin Systems Inc. (the “Company") as at December 31, 2007 and 2006, and the consolidated statements of loss and deficit and cash flows for the years then ended;

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our Report of Independent Registered Public Accounting Firm dated March 12, 2008 on the effectiveness of internal control over financial reporting as at December 31, 2007; and

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our Comments by Auditors for US Readers on Canada-US Reporting Differences, dated March 12, 2008;

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2007.

Chartered Accountants

Calgary, Canada

March 12, 2008